Gregory Akselrud Partner Direct Voice 818.444.4503 Direct Fax 818.444.6303 E-Mail gakselrud@stubbsalderton.com

July 30, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	AtheroNova Inc.
Responses to Staff Comments of July 20, 2010 with respect to:
Registration Statement on Form S-1
Filed June 29, 2010
File No. 333-167866
Ladies and Gentlemen:

On behalf of AtheroNova Inc. (the “Company”), we hereby provide the following responses in reply to the comment letter dated July 20, 2010 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”).  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.  All stock numbers and prices have been adjusted to reflect a 1-for-200 reverse stock split effectuated by the Company on June 23, 2010.

FORM S-1

General

1.        We note that you are registering the resale of 4,304,318 shares, of which 3,817,596 represent shares underlying convertible notes.  Given the size of the offering relative to the number of shares outstanding held non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the Company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

Securities and Exchange Commission July 30, 2010 Page 2

•	The number of selling stockholders and the percentage of the overall offering made by each of the selling stockholders;

•	The date on which and the manner in which the selling stockholders received the shares and/or overlying securities;

•	The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

•	Any relationship among the selling stockholders;

•
The dollar value of the shares registered in relation to the proceeds that the Company received from each selling stockholder for the securities, excluding amounts of the proceeds that were returned (or will be returned) to the selling stockholder and/or its affiliates in fees or other payments;

•	The discount at which the selling stockholders will purchase the common stock underlying the convertible notes upon conversion or exercise; and

•	Whether or not the selling stockholders are in the business of buying or selling securities.

The Company acknowledges the Staff’s comment.  The Company believes that the registration of the resale of 486,722 shares of the Company’s common stock (the “Issued Shares”), and the shares of the Company’s common stock underlying the 2.5% Senior Secured Convertible Notes (“Convertible Notes”) issued by the Company to the selling stockholders pursuant to that certain Securities Purchase Agreement dated May 13, 2010, among the Company and the selling stockholders (the “Securities Purchase Agreement”), is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).  Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Act”), provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.  The Company is not selling securities under the Registration Statement on Form S-1 (File. No. 333-167866) originally filed with the Commission on June 29, 2010 (the “Registration Statement”).  In addition, none of the selling stockholders listed in the Registration Statement is a subsidiary of the Company or a person of which the Company is a subsidiary.

Securities and Exchange Commission July 30, 2010 Page 3

Most important, no selling stockholder listed in the Registration Statement is selling securities on behalf of the Company.  As stated in Telephone Interpretation D.29 (1997 Manual), “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.  Consideration should be given to how long the selling stockholders have held the shares, the circumstances under which they receive them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all circumstances it appears that the seller is acting as a conduit for the issuer.”

Number of Selling Stockholders and Percentage of Overall Offering

The Company is registering the resale of securities by three selling stockholders.  Each of W-Net Fund I, L.P., the successor of Woodman Management Corporation (“Woodman”) and an affiliate of Woodman (“W-Net”), and Europa International, Inc. (“Europa”) is selling approximately 35% of the securities and MKM Opportunity Master Fund, Ltd. is selling 30% of the securities being registered for resale under the Registration Statement.  As discussed below, the securities being registered for resale under the Registration Statement represent approximately 37% of the outstanding shares held by non-affiliates (excluding the selling stockholders) immediately prior to the Capital Raise Transaction.

Receipt of Proceeds

While the question of who receives the proceeds from an offering cannot, in and of itself, determine whether an offering is a primary offering or a secondary offering, it is an important factor.  In the current context, it is clear that only the selling stockholders will receive the proceeds of any resale made pursuant to the Registration Statement and the prospectus therein.

Circumstances Under Which Selling Stockholders Received Their Securities

As described in the Registration Statement, the securities issued to the selling stockholders were issued in reliance on exemptions from the registration requirements of the Act, as set forth in Section 4(2) of the Act and Regulation D promulgated thereunder.  Each selling stockholder acquired the relevant securities in exchange for cash consideration.  In each instance, the selling stockholders represented that, among other matters, each (i) is an accredited investor within the meaning of Rule 501 of Regulation D, (ii) is acquiring the securities for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof except pursuant to sales registered or exempted under the Act, (iii) understands that its investment in the securities involves a high degree of risk and is able to afford a complete loss of such investment, and (iv) does not presently have any agreement or understanding, directly or indirectly, with any person to distribute any of the securities.  In no event did any selling stockholder enter into an underwriting agreement or other arrangement that offered, or required such selling stockholder to offer and sell, shares for and on behalf of the Company.

Securities and Exchange Commission July 30, 2010 Page 4

Length of Time Shares Held

The selling stockholders that are selling the Issued Shares have held such shares for a period of over nine months (with respect to W-Net, such shares were held by Woodman for approximately seven months and then transferred to W-Net).  Each of the selling stockholders has held their Convertible Note for a period of over two months.  No shares of the Company’s common stock have been issued in connection with the Convertible Notes.  Each selling stockholder represented that it was acquiring the Convertible Note and the shares of the Company’s common stock issuable upon conversion of the Convertible Note not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Act.  As such, the selling stockholders have evidenced their agreement to hold the securities as long as necessary to comply with applicable securities laws.

Relationship to the Issuer

No selling stockholder currently has any relationship with the Company other than in connection with its investment therein.  Each of W-Net and Europa previously acquired notes from Landbank Acquisition, LLC, the Company’s former majority stockholder, on October 19, 2009, issued by the Company to Landbank on December 31, 2007 and October 19, 2009.  All such notes were either repaid or converted into shares of the Company’s common stock at the closing on May 13, 2010, of the transactions contemplated under that certain Agreement and Plan of Merger dated March 26, 2010, among the Company, Z&Z Merger Corporation and AtheroNova Operations, Inc. (formerly Z&Z Medical Holdings, Inc.) (the “Merger Agreement”).  W-Net was also required to make advances to the Company to cover expenses incurred in connection with the transactions contemplated under the Merger Agreement (the “Merger”) and the transactions contemplated under the Securities Purchase Agreement (the “Capital Raise Transaction”).  Such advances were repaid at the closing of the Merger.

In this regard, it is important for the Staff to acknowledge and understand that no selling stockholder is an “affiliate” of the Company, as that term is defined under Rule 405 of Regulation C promulgated under the Act.  None of the selling stockholders possess, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.  None of the selling stockholders, directly or indirectly, (i) participates in the day-to-day operations of the Company, (ii) holds a seat on the board of directors of the Company, (iii) has any contractual or other arrangement with the Company to elect a representative to the Company’s board of directors, (iv) has any an existing voting agreement or other arrangement with any other person with respect to voting the Company’s shares (other than the Voting Agreement discussed below, pursuant to which the selling stockholders have the right to separately designate a minority (two out of seven members) of the board of directors), (v) has the ability to influence a vote of the Company’s stockholders (no selling stockholder possesses beneficial ownership of greater than ten percent (10%) of the Company’s issued and outstanding shares – each Convertible Note and each common stock purchase warrant issued in the Capital Raise Transaction (“Warrant”) prohibits (until such time as the shares issuable under the Convertible Note and the Warrant, along with shares of the Company’s common stock held by the selling stockholder, constitute 4.9% or less of the Company’s outstanding common stock, or the selling stockholder elects to remove such restriction) the selling stockholder from converting the Convertible Note or exercising the Warrant if after such conversion and/or exercise the selling stockholder would own more than 4.9% of the Company’s outstanding common stock), (vi) has any business or family relationship with a member of management or the Company’s board of directors, or (vii) has any business relationship with the Company.

Securities and Exchange Commission July 30, 2010 Page 5

Relationships Among Selling Stockholders

On May 13, 2010, the selling stockholders entered into a Voting Agreement (“Voting Agreement”) with Filiberto Zadini, Giorgio Zadini, Thomas W. Gardner, Boris Ratiner, the holders of a majority of the outstanding shares of the Company’s common stock (the “Z&Z Shareholders”), pursuant to which such parties became obligated, for four years, to vote their shares in favor of any and all actions necessary to cause the Company’s board of directors to consist of seven members, and to cause to be nominated, and to vote in favor of the election of, directors designated as follows: three directors designated by the holders of a majority of the shares held by the Z&Z Shareholders; two directors designated by the holders of a majority of the shares held by the selling stockholders, and two directors designated jointly by the holders of a majority of the shares held by the Z&Z Shareholders and the holders of a majority of the shares held by the selling stockholders.  The Company is not a party to the Voting Agreement.  Since the selling stockholders only have the right to separately designate two out of seven members of the Company’s board of directors, the selling stockholders do not possess the ability to influence the management of the Company by designating members of its board of directors.

Number of Shares Involved

The Company is aware that the Staff has taken the position, in connection with its interpretation of Rule 415 promulgated under the Act, that the registration for resale of shares constituting more than one-third of the outstanding shares held by non-affiliates prior to the transaction will require the issuer to analyze whether a secondary offering actually is a primary offering given its nature and size.  The Company notes that the number of shares is only one of the factors noted by the Commission in Telephone Interpretation D.29 (1997 Manual), an analysis the Staff itself has not abandoned and rather, has confirmed remains applicable, and that in the Company’s case, the other factors weigh significantly in the Company’s favor in concluding that the registration for resale of the shares of the Company’s common stock included in the Registration Statement constitutes a true secondary offering.

Securities and Exchange Commission July 30, 2010 Page 6

The Registration Statement proposes to offer for resale 4,304,318 shares of the Company’s common stock.  This number represents approximately 37% of the total issued and outstanding shares of the Company’s common stock held by non-affiliates (excluding the selling stockholders) immediately prior to the Capital Raise Transaction.  Immediately prior to the Capital Raise Transaction the Company had 22,680,927 shares of Common Stock issued and outstanding, the Company’s executive officers and directors owned 10,705,233 issued and outstanding shares of the Company’s common stock, and W-Net and Europa collectively owned 486,722 issued and outstanding shares of the Company’s common stock.  The total issued and outstanding shares of the Company’s common stock held by non-affiliates (excluding the selling stockholders) immediately prior to the Capital Raise Transaction was therefore 11,488,972.

The Company notes that while Giorgio Zadini (“Mr. Zadini”), one of the Company’s founders and the brother of Filiberto Zadini, one of the Company’s founders and a member of the Company’s board of directors, holds approximately 29% of the issued and outstanding shares of the Company’s common stock, Mr. Zadini is not an “affiliate” of the Company as that term is defined under Rule 405 of Regulation C promulgated under the Act.  Mr. Zadini does not possess, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.  Mr. Zadini does not, directly or indirectly, (i) participate in the day-to-day operations of the Company, (ii) hold a seat on the board of directors of the Company, (iii) have any contractual or other arrangement with the Company to elect a representative to the Company’s board of directors, (iv) have any an existing voting agreement or other arrangement with any other person with respect to voting the Company’s shares (other than the Voting Agreement discussed below, pursuant to which Mr. Zadini, along with the other Z&Z shareholders, have the right to separately designate a minority (three out of seven members) of the board of directors), (v) have the ability to influence a vote of the Company’s stockholders (Mr. Zadini does not own a majority of the shares), (vi) have any business or family relationship with a member of management or the Company’s board of directors (other than Filiberto Zadini, Mr. Zadini’s brother), or (vii) have any business relationship with the Company.  Although Mr. Zadini’s brother serves on the Company’s board of directors, Mr. Zadini and his brother reside in separate residences and make independent voting (other than as required by the Voting Agreement) and investment decisions regarding the Company’s securities they own.

The Company respectfully submits that the number of shares being registered under the Registration Statement, as a percentage of the issued and outstanding shares of the Company’s common stock held by non-affiliates (excluding the selling stockholders) immediately prior to the Capital Raise Transaction, when combined with the fact that that no selling stockholder is an affiliate of the Company, nor is acting on behalf of the Company, supports the Company’s contention that the registration of the resale of the Issued Shares and the shares of the Company’s common stock underlying the Convertible Notes is appropriately characterized as a secondary offering.

Securities and Exchange Commission July 30, 2010 Page 7

Dollar value of Shares Registered in Relation to Proceeds to Company; Discount for Purchase of Underlying Shares

The Company received gross proceeds of $1,500,000 from the sale of the Convertible Notes and Warrants.  The Company will receive no proceeds from the sale of the Issued Shares or the shares issuable upon conversion of the Convertible Notes.  As of May 13, 2010, the total dollar value of the securities underlying the Convertible Notes that the Company has registered for resale is $76,351,920.  As of July 29, 2010, the total dollar value of the securities underlying the Convertible Notes that the Company has registered for resale is $5,688,218.04.  This represents a $70,663,701.96 decrease in the total dollar value of the securities underlying the Convertible Notes.

As of May 13, 2010, the selling stockholders would have realized a profit of approximately $74,851,920 as a result of a conversion price discount of approximately $19.61 to the closing per share price ($20.00) of the Company’s common stock on the OTC Bulletin Board (“OTCBB”), for the shares of the Company’s common stock underlying the Convertible Notes.  As of July 29, 2010, the selling stockholders would have realized a profit of approximately $4,188,218.04 as a result of a conversion price discount of approximately $1.10 to the closing per share price ($1.49) of the Company’s common stock on the OTCBB.  This represents a $70,663,701.96 decrease in the approximate total profit the selling stockholders would have realized in connection with the sale of the shares of the Company’s common stock underlying the Convertible Notes.

As identified in the Risk Factors section of the Registration Statement, the market price of the Company’s common stock is likely to be highly volatile because, for some time, there will likely be a thin trading market for the Company’s common stock, which causes trades of small blocks of stock to have a significant impact on the market price.  The Company believes that the total dollar values and potential profits resulting from discounts to the market price of the securities underlying the Convertible Notes reflect the volatility that results from trades of small blocks of the Company’s common stock.  In light of the significant impact of trades of small blocks of the Company’s common stock on its market price, the Company does not believe that the total dollar values and potential profits resulting from discounts to the market price of the securities underlying the Convertible Notes provides usable data in connection with an analysis of whether the offering is appropriately characterized as a secondary offering.

Sellers in the Business of Underwriting Securities

To the Company’s knowledge, no selling stockholder is in the business of underwriting securities.  To the contrary, each selling stockholder expressly represented and warranted to the Company its intention to hold the securities for investment purposes and not as a nominee or with a view towards the distribution thereof.

Securities and Exchange Commission July 30, 2010 Page 8

Whether Seller is Acting as a Conduit for the Issuer

In light of the foregoing, the Company respectfully contends that no individual selling stockholder is acting as a conduit for the sale of securities by the Company.  On the contrary, each selling stockholder has represented that it does not presently have any agreement or understanding, directly or indirectly, with any person to distribute any of the securities.  The representations regarding the selling stockholders’ long term investment intent and lack of distribution agreements allow the Company to evidence that the Registration Statement is a secondary offering for and on behalf of the individual selling stockholders – and not the Company.

Based on the above analysis, the Registration Statement pertains only to securities to be offered or sold by or on behalf of a person or persons other than the Company, a subsidiary of the Company or a person of which the Company is a subsidiary.  Further, as noted above, the Company receives no proceeds from the resale of the securities by the selling stockholders, each selling stockholder represented that it acquired the securities not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Act, to the Company’s knowledge, no selling stockholder is in the business of underwriting securities, and each selling stockholder has represented that it does not presently have any agreement or understanding, directly or indirectly, with any person to distribute any of the securities.  Altogether, the filing of the Registration Statement is simply a good faith effort by the Company to comply with its contractual obligations under the Registration Rights Agreement (described below) it executed in connection with the capital raise transaction.  Accordingly, the Company respectfully submits that the offering is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Dollar Value of Underlying Securities

2.        Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

The Company acknowledges the Staff’s comment.  The total dollar value of the securities underlying the Convertible Notes that the Company has registered for resale is $76,351,920.  This value is based on 3,817,596 shares of the Company’s common stock registered for resale in connection with the Convertible Notes multiplied by $20.00, the closing per share price of the Company’s common stock as quoted on the OTCBB as of May 13, 2010, the date on which the Convertible Notes were sold.

Securities and Exchange Commission July 30, 2010 Page 9

As of July 29, 2010, the total dollar value of the securities underlying the Convertible Notes that the Company has registered for resale is $5,688,218.04.  This value is based on 3,817,596 shares of the Company’s common stock registered for resale in connection with the Convertible Notes multiplied by $1.49, the closing per share price of the Company’s common stock as quoted on the OTCBB as of July 29, 2010.  This represents a $70,663,701.96 decrease in the total dollar value of the securities underlying the Convertible Notes.

As identified in the Risk Factors section of the Registration Statement, the market price of the Company’s common stock is likely to be highly volatile because, for some time, there will likely be a thin trading market for the Company’s common stock, which causes trades of small blocks of stock to have a significant impact on the market price.  The Company believes that the total dollar values of the securities underlying the Convertible Notes that the Company has registered for resale, as disclosed above, reflect the volatility that results from trades of small blocks of the Company’s common stock.

The Company intends to include the disclosure above in a revised discussion in the section captioned Corporate History in the Description of Business included in the first amendment to the Registration Statement (the “First Amendment”) (updated for the date immediately prior to the filing of the First Amendment).

Payments to the Investor and Affiliates

3.        Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to the selling stockholders, individually and as a group, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to the selling stockholders, individually and as a group, and any of their affiliates in the first year following the sale of the convertible notes.

The Company acknowledges the Staff’s comment.  The following table presents all payments made to the selling stockholders, their contractually related parties, and other parties from the gross proceeds raised in the Capital Raise Transaction:

Securities and Exchange Commission July 30, 2010 Page 10

Gross Proceeds	$1,500,000.00
Less Payments to Selling Stockholders:
W-Net Fund I, L.P. (1)	$125,000.00
Europa International, Inc. (2)	$125,000.00
$1,250,000.00
Less Payments to Selling Stockholders Contractually Related Party:
Selling Stockholder Legal Counsel (3)	$71,503.50
$1,178,496.50
Less Payments to Other Parties:
Company Corporate Legal Counsel (4)	$41,474.75
Company Intellectual Property Legal Counsel (5)	$5,500.00
Company Independent Accounting Firm (6)	$9,000.00
Company Consultant Fees (7)	$52,187.50
Company Corporate Fees (8)	$2,094.00
Net Proceeds	$1,067,967.25

(1)	The Company repaid $125,000 of outstanding indebtedness owed to W-Net and issued 45,083 shares of Common Stock in consideration of the cancellation of $270,492 of indebtedness owed to W-Net.
(2)	The Company repaid $125,000 of outstanding indebtedness owed to Europa and issued 45,083 shares of Common Stock in consideration of the cancellation of $270,492 of indebtedness owed to Europa.
(3)
The Company paid this fee to legal counsel to the selling stockholders in lieu of reimbursing W-Net for expenses required to be advanced pursuant to the Securities Purchase Agreement and the Merger Agreement.  The selling stockholders had no relationship to their legal counsel other than pursuant to an engagement to render professional legal services.

(4)	The Company paid this fee in connection with corporate legal services rendered to the Company prior to the Capital Raise Transaction.
(5)	The Company paid this fee in connection with intellectual property legal services rendered to the Company prior to the Capital Raise Transaction.
(6)	The Company paid this fee in connection with accounting services rendered to the Company prior to the Capital Raise Transaction.
(7)
The Company paid this fee in connection with consulting services with respect to, among other things, the provision of executive services, rendered to the Company prior to the Capital Raise Transaction.

(8)	The Company paid this fee in connection with corporate and securities filing services rendered to the Company prior to the Capital Raise Transaction.

Securities and Exchange Commission July 30, 2010 Page 11

The following table presents the total possible payments to be made to the selling stockholders and any of their affiliates under the Convertible Notes in the first year following the sale of the Convertible Notes:

Net Proceeds	$1,067,967.25
Less Maximum First Year Payments
W-Net Fund I, L.P.	$0.00
Europa International, Inc.	$0.00
MKM Opportunity Master Fund, Ltd.	$0.00
Net Proceeds Less Maximum First Year Payments	$1,067,967.25

In addition, pursuant to the Registration Rights Agreement if (i) the Company did not file the Registration Statement on or before July 12, 2010, (ii) the Registration Statement is not declared effective on or prior to October 10, 2010, or (iii) after its effective date, the Registration Statement ceases to remain continuously effective and available to the Investors at any time prior to the expiration of a certain effectiveness period subject to certain grace periods, then the Company must pay the selling stockholders, as a result of any of the foregoing events and for each month thereafter that such event continues, an amount in cash as partial relief for damages equal to $15,000.

The Company intends to include the disclosure above in a revised discussion in the section captioned Corporate History in the Description of Business included in the First Amendment.

Potential Profits on Conversion

4.        Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling stockholders, individually and as a group, could realize as a result of the conversion discount for the securities underling the convertible notes presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

Securities and Exchange Commission July 30, 2010 Page 12

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the purchase and sale agreement; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date.

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion of the convertible notes);

•
the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•
the total possible shares the selling stockholders, individually and as a group, may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling stockholders may receive, and

•
the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying convertible notes on that date.

If there are provisions in the Securities Purchase Agreements that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

The Company acknowledges the Staff’s comment.  The Company issued the Convertible Notes to the selling stockholders with a per share conversion price (approximately $0.39) having a discount of approximately $19.61 to the closing per share price ($20.00) of the Company’s common stock on the OTCBB as of May 13, 2010, the date on which the Convertible Notes were sold.  As of the date the Convertible Notes were sold, the selling stockholders would have realized a profit of approximately $74,851,920 as a result of the conversion price discount for the shares of the Company’s common stock underlying the Convertible Notes.

Securities and Exchange Commission July 30, 2010 Page 13

Based on the closing price per share of the Company’s common stock on the OTCBB as of July 29, 2010 ($1.49), the discount of the conversion price to today’s closing price per share is approximately $1.10 per share.  As of July 29, 2010, the selling stockholders would realize a profit of approximately $4,188,218.04 as a result of the conversion price discount for the shares of the Company’s common stock underlying the Convertible Notes.  This represents a $70,663,701.96 decrease in the approximate total profit the selling stockholders would have realized in connection with the sale of the shares of the Company’s common stock underlying the Convertible Notes.

As identified in the Risk Factors section of the Registration Statement, the market price of the Company’s common stock is likely to be highly volatile because, for some time, there will likely be a thin trading market for the Company’s common stock, which causes trades of small blocks of stock to have a significant impact on the market price.  The Company believes that the potential profits resulting from discounts to the market price of the securities underlying the Convertible Notes, as disclosed above, reflect the volatility that results from trades of small blocks of the Company’s common stock.

The table below sets forth the calculation of the aforementioned potential profits as of May 13, 2010, the date on which the Convertible Notes were sold, and as of July 29, 2010.

Date	Market Price Per Share	Conversion Price Per Share	Total Possible Shares Underlying Notes	Combined Market Price of Total Possible Shares Underlying Notes	Combined Conversion Price of Total Possible Shares Underlying Notes	Total Possible Discount to Market Price
5/13/10	$20.00	$0.39	3,817,596	$76,351,920.00	$1,500,000.00	$74,851,920.00
7/29/10	$1.49	$0.39	3,817,596	$5,688,218.04	$1,500,000.00	$4,188,218.04

The conversion price set forth in the Convertible Notes is fixed, however, the Convertible Notes include customary anti-dilution provisions.  If the Company issues or sells, or is deemed to have issued or sold, any shares of its common stock (other than certain excluded issuances) for a consideration per share less than the per share conversion price in effect immediately prior to such issuance or sale, then concurrently with such issuance or sale the per share conversion price then in effect shall be reduced as follows: (i) with respect to the first $400,000 of gross proceeds received by the Company in such issuance, the conversion price then in effect shall be reduced to a price determined by multiplying such conversion price by a fraction, (x) the numerator of which shall be (A) the number of shares of the Company’s common stock and securities convertible into, or exercisable or exchangeable for, shares of the Company’s common stock (“Common Stock Equivalents”) issued and outstanding immediately prior to such issue or sale, plus (B) the number of shares of the Company’s common stock which the aggregate consideration received by the Company in such issuance for the total number of additional shares of the Company’s common stock or Common Stock Equivalents so issued would purchase at such conversion price, and (y) the denominator of which shall be the number of shares of the Company’s common stock and Common Stock Equivalents issued and outstanding immediately prior to such issue plus the total number of additional shares of the Company’s common stock or Common Stock Equivalents so issued; and (ii) after the first $400,000 of gross proceeds received by the Company in such issuance, the conversion price then in effect shall be reduced to the lowest issuance price per share of such newly issued or sold securities (but not less than $0.01).

Securities and Exchange Commission July 30, 2010 Page 14

Although the provisions above could result in a change in the per share conversion price of the Convertible Notes upon the issuance or sale of shares of the Company’s common stock or Common Stock Equivalents for a consideration per share below the then applicable per share conversion price, the new conversion price is not determinable until the date the Company actually issues such securities (if ever).  Consequently, the Company does not believe that additional tabular disclosure based on arbitrarily selected new conversion prices would provide meaningful disclosure to investors.

The Company intends to include the disclosure above in a revised discussion in the section captioned Corporate History in the Description of Business included in the First Amendment.

Total Potential Profit from Other Securities

5.        Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliate of a selling stockholder, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

Securities and Exchange Commission July 30, 2010 Page 15

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

The Company acknowledges the Staff’s comment.  Except for Warrants issued to the selling stockholders in connection with the Capital Raise Transaction, the selling stockholders do not own any other convertible securities issued by the Company.  The Company issued the Warrants to the selling stockholders with an exercise price (approximately $0.39) having a discount of approximately $19.61 to the closing per share price ($20.00) of the Company’s common stock on the OTCBB as of May 13, 2010, the date on which the Warrants were issued.  Consequently, as of the date on which the Warrants were issued, the selling stockholders would have realized a profit of approximately $37,425,960 as a result of the exercise price discount for the shares of the Company’s common stock underlying the Warrants.

Based on the closing price per share of the Company’s common stock on the OTCBB as of July 29, 2010 ($1.49), the discount to the conversion price over the today’s closing price per share is approximately $1.10 per share.  As of July 29, 2010, the selling stockholders would realize a profit of approximately $2,094,109.02 as a result of the conversion price discount for the shares of the Company’s common stock underlying the Warrants.  This represents a $35,331,850.98 decrease in the approximate total profit the selling stockholders would have realized in connection with the sale of the shares of the Company’s common stock underlying the Warrants.

Securities and Exchange Commission July 30, 2010 Page 16

As identified in the Risk Factors section of the Registration Statement, the market price of the Company’s common stock is likely to be highly volatile because, for some time, there will likely be a thin trading market for the Company’s common stock, which causes trades of small blocks of stock to have a significant impact on the market price.  The Company believes that the potential profits resulting from discounts to the market price of the securities underlying the Warrants, as disclosed above, reflect the volatility that results from trades of small blocks of the Company’s common stock.

The table below sets forth the calculation of the aforementioned potential profits as of May 13, 2010, the date on which the Warrants were sold, and as of July 29, 2010.

Date	Market Price Per Share	Exercise Price Per Share	Total Possible Shares Underlying Warrants	Combined Market Price of Total Possible Shares Underlying Warrants	Combined Exercise Price of Total Possible Shares Underlying Warrants	Total Possible Discount to Market Price
5/13/10	$20.00	$0.39	1,908,798	$38,175,960.00	$750,000.00	$37,425,960.00
7/29/10	$1.49	$0.39	1,908,798	$2,844,109.02	$750,000.00	$2,094,109.02

The exercise price set forth in the Warrants is fixed, however, the Warrants include customary anti-dilution provisions.  If the Company issues or sells, or is deemed to have issued or sold, any shares of its common stock (other than certain excluded issuances) for a consideration per share less than the per share exercise price in effect immediately prior to such issuance or sale, then concurrently with such issuance or sale the per share exercise price then in effect shall be reduced as follows: (i) with respect to the first $400,000 of gross proceeds received by the Company in such issuance, the exercise price then in effect shall be reduced to a price determined by multiplying such exercise price by a fraction, (x) the numerator of which shall be (A) the number of shares of the Company’s common stock and Common Stock Equivalents issued and outstanding immediately prior to such issue or sale, plus (B) the number of shares of the Company’s common stock which the aggregate consideration received by the Company in such issuance for the total number of additional shares of the Company’s common stock or Common Stock Equivalents so issued would purchase at such exercise price, and (y) the denominator of which shall be the number of shares of the Company’s common stock and Common Stock Equivalents issued and outstanding immediately prior to such issue plus the total number of additional shares of the Company’s common stock or Common Stock Equivalents so issued; and (ii) after the first $400,000 of gross proceeds received by the Company in such issuance, the exercise price then in effect shall be reduced to the lowest issuance price per share of such newly issued or sold securities (but not less than $0.01).

Securities and Exchange Commission July 30, 2010 Page 17

Although the provisions above could result in a change in the per share exercise price of the Warrants upon the issuance or sale of shares of the Company’s common stock or Common Stock Equivalents for a consideration per share below the then applicable per share exercise price, the new exercise price is not determinable until the date the Company actually issues such securities (if ever).  Consequently, the Company does not believe that additional tabular disclosure based on arbitrarily selected new conversion prices would provide meaningful disclosure to investors.

The Company intends to include the disclosure above in a revised discussion in the section captioned Corporate History in the Description of Business included in the First Amendment.

Comparison of Issuer Proceeds to Potential Investor Profit

6.        Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the Capital Raise Transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment three;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes or other securities of the issuer that are held by the selling stockholders or any affiliate of a selling stockholder that is disclosed in response to comments four and five.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment three and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment four divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Securities and Exchange Commission July 30, 2010 Page 18

The Company acknowledges the Staff’s comment.  The following table presents gross proceeds from the Capital Raise Transaction, all payments made to the selling stockholders, their related parties, and other parties from the gross proceeds raised in the Capital Raise Transaction, and the total possible profit resulting from conversion/exercise price discounts regarding securities underlying the Convertible Notes and the Warrants based on the market prices on May 13, 2010, the date of the sale and issuance of the Convertible Notes and the Warrants, and as of July 29, 2010, respectively:

Gross Proceeds	$1,500,000.00
Less Payments to Selling Stockholders:
W-Net Fund I, L.P. (1)	$125,000.00
Europa International, Inc. (2)	$125,000.00
$1,250,000.00
Less Payments to Selling Stockholders Related Party:
Selling Stockholder Legal Counsel (3)	$71,503.50
$1,178,496.50
Less Payments to Other Parties:
Company Corporate Legal Counsel (4)	$41,474.75
Company Intellectual Property Legal Counsel (5)	$5,500.00
Company Independent Accounting Firm (6)	$9,000.00
Company Consultant Fees (7)	$52,187.50
Company Corporate Fees (8)	$2,094.00
Net Proceeds	$1,067,967.25

Total Possible Profit Resulting from Conversion/Exercise Price Discounts Regarding Securities underlying Convertible Notes and Warrants (Based on a Market Price of $20.00)	$112,277,880.00

Total Possible Profit Resulting from Conversion/Exercise Price Discounts Regarding Securities underlying Convertible Notes and Warrants (Based on a Market Price of $1.49)	$6,282,327.06

(1)	The Company repaid $125,000 of outstanding indebtedness owed to W-Net and issued 45,083 shares of Common Stock in consideration of the cancellation of $270,492 of indebtedness owed to W-Net.
(2)	The Company repaid $125,000 of outstanding indebtedness owed to Europa and issued 45,083 shares of Common Stock in consideration of the cancellation of $270,492 of indebtedness owed to Europa.

Securities and Exchange Commission July 30, 2010 Page 19

(3)
The Company paid this fee to legal counsel to the selling stockholders in lieu of reimbursing W-Net for expenses required to be advanced pursuant to the Securities Purchase Agreement and the Merger Agreement.  The selling stockholders have no relationship to their legal counsel other than pursuant to an engagement to render professional legal services.

(4)	The Company paid this fee in connection with corporate legal services rendered to the Company prior to the Capital Raise Transaction.
(5)	The Company paid this fee in connection with intellectual property legal services rendered to the Company prior to the Capital Raise Transaction.
(6)	The Company paid this fee in connection with accounting services rendered to the Company prior to the Capital Raise Transaction.
(7)
The Company paid this fee in connection with consulting services with respect to, among other things, the provision of executive services, rendered to the Company prior to the Capital Raise Transaction.

(8)	The Company paid this fee in connection with corporate and securities filing services rendered to the Company prior to the Capital Raise Transaction.

Based on a market price on May 13, 2010 of $20.00, the total of all possible payments as disclosed in response to comment three ($432,032.75) plus the total amount of all possible discounts to the market price of the shares underlying the Convertible Notes as disclosed in response to comment four (approximately $74,851,920.00), represents approximately 7,049% of the Net Proceeds ($1,067,967.25) calculated above, with an average over the four-year term of the Convertible Notes of approximately 1,762.25%.

Based on today’s market price of $1.49, the total of all possible payments as disclosed in response to comment three ($432,032.75) plus the total amount of all possible discounts to the market price of the shares underlying the Convertible Notes as disclosed in response to comment four (approximately $4,188,218.04), represents approximately 433% of the Net Proceeds ($1,067,967.25) calculated above, with an average over the four-year term of the Convertible Notes of approximately 108%.

The Company intends to include the disclosure above in a revised discussion in the section captioned Corporate History in the Description of Business included in the First Amendment.

Prior Transactions between the Issuer and the Selling Stockholder

7.        Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and each selling stockholder, any affiliates of the selling stockholders, or any person with whom a selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separate for each transaction:

Securities and Exchange Commission July 30, 2010 Page 20

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders, and dividing that number by the number of shares issues or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

The Company acknowledges the Staff’s comment.  The Company hereby confirms that except as previously disclosed in the Registration Statement, which disclosure is replicated below, there were no prior securities transactions between the Company (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

On December 31, 2007, the Company executed a Demand Promissory Note (the “Demand Note”) payable to Landbank Acquisition LLC (“Landbank”), in the principal amount of $500,000 with simple interest on the unpaid principal from the date of the note at the rate of eight percent (8%) per annum.  Landbank was related to the Company through common major stockholders, and was the Company’s majority stockholder.  The Demand Note was due on demand.

Securities and Exchange Commission July 30, 2010 Page 21

On October 19, 2009, the Company entered into a Revolving Promissory Note (the “Revolving Note”) with Landbank.  Under the terms of the Revolving Note, Landbank agreed to advance to the Company, from time to time and at the Company’s request, amounts up to an aggregate of $500,000 until October 19, 2010.  All advances had to be paid on or before October 19, 2010 and interest accrued from the date of any advances on any principal amount withdrawn, and on accrued and unpaid interest thereon, at the rate of eight percent (8%) per annum, compounded annually.  The Company’s obligations under the Revolving Note would accelerate upon its bankruptcy, any default by it of its payment obligations under the Revolving Note or its breach of any provision of any material agreement between the Company and Landbank.

In connection with Landbank’s sale to each of Europa and Woodman on October 19, 2009, of 198,279 shares of the Company’s common stock, the Demand Note was assigned to Woodman and Europa in equal parts.  The Revolving Note was cancelled, and new notes (the “Replacement Notes”) were issued by the Company to Woodman and Europa on October 19, 2009.  The Replacement Notes contained identical terms and conditions to the Revolving Note, except that each Replacement Note provided that the noteholder would advance up to $250,000.  Woodman transferred all of the Company’s securities, the portion of the Demand Note and the Replacement Note held by Woodman to W-Net on April 12, 2010.  At the closing of the transactions contemplated under the Merger Agreement on May 13, 2010, the Company converted all outstanding indebtedness under the Demand Note and the Replacement Notes, other than an aggregate amount of $250,000, into 90,166 shares of its common stock.  The Company repaid the remaining $250,000 from the proceeds of the Capital Raise Transaction, with payments of $125,000 going to each of W-Net and Europa.

The following table sets forth comparative information regarding the outstanding shares of the Company’s common stock, the shares of the Company’s common stock (and the percentage represented thereby) issued in the aforementioned transactions, and the market price of the Company’s common stock as of the date of the transaction and as of July 29, 2010.

Securities and Exchange Commission July 30, 2010 Page 22

	DEMAND NOTE	REVOLVING NOTE/ REPLACEMENT NOTES	CONVERSION OF NOTES
Date of Transaction	12/31/07	10/19/09	05/13/10
Outstanding Shares of Common Stock Prior to Transaction	446,200	446,200	446,200
Outstanding Shares of Common Stock Prior to Transaction Held by Non-Affiliates (excluding the Selling Stockholders)	22,310	22,310	22,310
Shares of Common Stock issued in Transaction	0	0	90,166
Percentage of Total Issued and Outstanding Shares of Common Stock Issued in Transaction (Based on Outstanding Shares of Common Stock Held by Non-Affiliates (excluding the Selling Stockholders))	0%	0%	404.15%
Market Price Per Share of Common Stock Immediately Prior to Transaction	$4.00	$4.00	$20.00
Market Price Per Share of Common Stock as of July 29, 2010	$1.49	$1.49	$1.49

The Company intends to include the disclosure above in a revised discussion in the section captioned Corporate History in the Description of Business included in the First Amendment.

Securities and Exchange Commission July 30, 2010 Page 23

Comparison of Registered Shares to Outstanding Shares

8.        Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•	the number of shares registered for resale by the selling stockholders, individually and as a group, or affiliates of the selling stockholders in prior registration statements;

•
the number of shares registered for resale by the selling stockholders, individually and as a group, or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•	the number of shares that have been sold in registered resale transactions by the selling stockholders, individually and as a group or affiliates of the selling stockholders; and

•	the number of shares registered for resale on behalf of the selling stockholders, individually and as a group, or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options or warrants.

Securities and Exchange Commission July 30, 2010 Page 24

The Company acknowledges the Staff’s comment.  The table below sets forth the information requested by the Staff in Comment 8 of the Comment Letter.

Shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the Company, and affiliates of the selling stockholders	11,488,972
Shares registered for resale by the selling stockholders, individually and as a group, or affiliates of the selling stockholders in prior registration statements	0
Shares registered for resale by the selling stockholders, individually and as a group, or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders
N/A
Shares that have been sold in registered resale transactions by the selling stockholders, individually and as a group, or affiliates of the selling stockholders	N/A
Shares registered for resale on behalf of the selling stockholders, individually and as a group, or affiliates of the selling stockholders in the current transaction	4,304,318

The Company intends to include the disclosure above in a revised discussion in the section of the First Amendment captioned Principal and Selling Stockholders.

Intention and Ability to Make All Note Payments and the Presence or Absence of Short Selling by the Stockholders

9.        Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether – based on information obtained from the selling stockholders – any selling stockholder has an existing short position in the company’s common stock and, if a selling stockholder has an existing short position in the company’s stock, in each case, the following additional information:

Securities and Exchange Commission July 30, 2010 Page 25

-	the date on which the selling stockholder entered into that short position; and

-
the relationship of the date on which the selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

The Company acknowledges the Staff’s comment.  The Company has the intention, and a reasonable basis (based on future prospects anticipated to materialize on account of the results of the Company’s initial study in vivo) to believe that it will have the financial ability, to make all payments on the Convertible Notes.

Based on information obtained from the selling stockholders, in the ordinary course of trading securities positions the selling stockholders may enter into short sales.  However, no such short sales were entered into prior to the public announcement of any private placement pursuant to which the applicable securities were acquired by the selling stockholders and the selling stockholders are aware of and adhere to the position of the Staff of the Commission set forth in Item A.65 of the Commission’s Telephone Interpretations Manual.

The Company intends to include the disclosure above in a revised discussion in the section captioned Corporate History in the Description of Business included in the First Amendment.

Relationships Between the Issuer and the Selling Stockholders

10.      Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and each selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible; and

Securities and Exchange Commission July 30, 2010 Page 26

•
copies of all agreements between the issuer (or any of its predecessors) and each selling stockholder, any affiliate of a selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The Company acknowledges the Staff’s comment.  The Company hereby confirms that the Company has included in the prospectus to the Registration Statement a materially complete description of the relationships and arrangements that existed in the past three years between the Company (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

Under the Convertible Notes, the Company is obligated to repay to the selling stockholders on May 12, 2014, the principal amount of $1,500,000.  The Convertible Notes accrue interest at the rate of 2.5% per annum (which interest rate shall be increased to 12% from and for the continuation of an event of default) on the unpaid/unconverted principal balance, payable on the maturity date of the Convertible Notes.

At any time after May 13, 2011 and provided that (i) the Company’s common stock has been listed or quoted for trading on NYSE Amex, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (each a “Trading Market”) for the immediately preceding 90 consecutive trading days, (ii) no default notice has been received by the Company from any such Trading Market during or with respect to such 90-day period, and (iii) the dollar volume weighted average price of the Company’s common stock (“VWAP) is equal to or greater than three times the conversion price (subject to appropriate and equitable adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions) for 20 out of 30 of the immediately preceding trading days, the Company may purchase the Convertible Notes by paying the selling stockholders the Forced Conversion Amount.  The “Forced Conversion Amount” means the sum of (i) the greater of (a) 200% of the then outstanding principal amount of the Convertible Notes, plus 100% of accrued and unpaid interest thereon, and (b) the outstanding principal amount of the Convertible Notes, plus all accrued and unpaid interest thereon, divided by the conversion price immediately prior to the closing of the such transaction or the closing of the purchase contemplated under the prepayment provisions of the Convertible Notes, as the case may be, multiplied by the dollar volume weighted average price on the last trading day prior to the closing of such transaction, and (ii) all other amounts, costs, expenses and liquidated damages due in respect of the Convertible Notes.

Securities and Exchange Commission July 30, 2010 Page 27

The Convertible Notes are convertible into shares of the Company’s common stock at the option of the selling stockholders prior to their maturity at an initial conversion price of approximately $0.39 per share.  The Company is required to have its transfer agent issue stock certificates to the selling stockholders within three trading days of an optional conversion.  Additionally, beginning May 13, 2011, if (i) the Company’s common stock has been listed or quoted for trading on a Trading Market for the immediately preceding 90 consecutive trading days, (ii) no default notice has been received by the Company from any such Trading market during or with respect to such 90-day period, and (iii) the VWAP of the Company’s common stock is equal to or greater than three times the conversion price (subject to appropriate and equitable adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions) for 20 out of 30 of the immediately preceding trading days, the Convertible Notes shall automatically be converted into shares of the Company’s common stock either (y) upon a date specified by the written consents of holders of at least 75% in principal amount of the then outstanding Convertible Notes, or (z) immediately prior to the closing of a transaction (1) approved by the Company’s board of directors, (2) paying to the selling stockholders the Forced Conversion Amount, and (3) under which the consideration received for each outstanding share of the Company’s common stock is the same, whereby (A) the Company effects any merger or consolidation of the Company with or into another person, (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of the Company’s common stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Company’s common stock or any compulsory share exchange pursuant to which the Company’s common stock is effectively converted into or exchanged for other securities, cash or property.  Notwithstanding the foregoing, each Convertible Note prohibits (until such time as the shares issuable under the Convertible Note and the Warrant, along with shares of the Company’s common stock held by the selling stockholder, constitute 4.9% or less of the Company’s outstanding common stock, or the selling stockholder elects to remove such restriction) the selling stockholder from converting the Convertible Note if after such conversion the selling stockholder would own more than 4.9% of the Company’s outstanding common stock.

The conversion price set forth in the Convertible Notes is fixed, however, the conversion price is subject to customary anti-dilution provisions.  If the Company issues or sells, or is deemed to have issued or sold, any shares of its common stock (other than certain excluded issuances) for a consideration per share less than the per share conversion price in effect immediately prior to such issuance or sale, then concurrently with such issuance or sale the per share conversion price then in effect shall be reduced as follows: (i) with respect to the first $400,000 of gross proceeds received by the Company in such issuance, the conversion price then in effect shall be reduced to a price determined by multiplying such conversion price by a fraction, (x) the numerator of which shall be (A) the number of shares of the Company’s common stock and Common Stock Equivalents issued and outstanding immediately prior to such issue or sale, plus (B) the number of shares of the Company’s common stock which the aggregate consideration received by the Company in such issuance for the total number of additional shares of the Company’s common stock or Common Stock Equivalents so issued would purchase at such conversion price, and (y) the denominator of which shall be the number of shares of the Company’s common stock and Common Stock Equivalents issued and outstanding immediately prior to such issue plus the total number of additional shares of the Company’s common stock or Common Stock Equivalents so issued; and (ii) after the first $400,000 of gross proceeds received by the Company in such issuance, the conversion price then in effect shall be reduced to the lowest issuance price per share of such newly issued or sold securities (but not less than $0.01).

Securities and Exchange Commission July 30, 2010 Page 28

Without the prior written consent of the holders of a majority in principal amount of the outstanding Convertible Notes, the Company is prohibited from entering into, creating, assuming or suffering to exist any indebtedness for borrowed money, including a guarantee, on or with respect to any of its properties or assets, entering into, creating, assuming or suffering to exist any liens on or with respect to any of its properties or assets, repurchasing shares of its common stock or Common Stock Equivalents other than as permitted under the Securities Purchase Agreement and the related Capital Raise Transaction documents, and repurchases of common stock or Common Stock Equivalents from departing employees up to an aggregate maximum of $150,000, paying cash dividends, entering into transactions with affiliates of the Company that would be required to be disclosed in public filings with the Commission, unless such transaction is expressly approved by a majority of the disinterested directors on the Company’s board of directors, or entering into any agreement with respect to any of the foregoing.  The Company is also prohibited from issuing rights, options or warrants to all holders of its Common Stock (excluding the selling stockholders) entitling them to subscribe for or purchase shares of the Company’s common stock at a price per share less than the VWAP at the record date for the determination of stockholders entitled to receive such rights, options or warrants, or from distributing to all holders of its common stock (other than the selling stockholders) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security other than the Company’s common stock.

The following constitute events of default under the Convertible Notes: the Company’s failure to pay any amount under the Convertible Notes when due; the Company’s failure to observe or perform any covenant or agreement in the Convertible Notes; the occurrence of an event of default under any of the Capital Raise Transaction documents or any other material agreement to which the Company is obligated; the occurrence of a bankruptcy event with respect to the Company; the Company’s default on any of its obligations under any mortgage, indenture, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness involving an obligation greater than $100,000 that results in the acceleration of the due date of such indebtedness; the cessation of the eligibility of the Company’s common stock for listing or quotation on a Trading Market or the OTCBB, where such listing or quotation cannot resume within 10 trading days; the cessation of the effectiveness of any documents pursuant to which the selling stockholders obtained a security interest in the Company’s assets; the cessation of Thomas W. Gardner’s service as the Company’s President and Chief Executive Officer other than in the event the Company finds a replacement acceptable to the selling stockholders upon Thomas W. Gardner’s death, permanent disability, voluntary termination or termination by the Company for cause; the Company’s failure to deliver certificates to the selling stockholders within 10 trading days after any conversion of the Convertible Notes; the rendering of a judgment against the Company in excess of $100,000; the Company’s breach of any representation or warranty under the Capital Raise Transaction documents; or the Company’s failure to timely file the reports required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the cessation of the Company’s obligation to file reports under Section 13 of 15(d) of the Exchange Act at any time after August 13, 2010.

Securities and Exchange Commission July 30, 2010 Page 29

Upon the occurrence of an event of default under the Convertible Notes, the outstanding principal amount of the Convertible Notes, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the selling stockholders’ election (which the selling stockholders shall not make more than the later of 30 days after the date (a) such event of default is cured or otherwise resolved and (b) the selling stockholders are aware of such cure or resolution), immediately due and payable in cash at the sum of (i) 120% of the then outstanding principal amount of the Convertible Notes, (ii) plus 100% of accrued and unpaid interest thereon, and (iii) all other amounts, costs, expenses and liquidated damages due in respect of the Convertible Notes.

Upon the exercise of the Warrants, the Company is currently obligated to sell up to an aggregate of 1,908,798 shares of its common stock to the selling stockholders at a per share exercise price of approximately $0.39.  The Warrants have a term of 4 years and may be exercised on a cashless basis under which a portion of the shares subject to the exercise are not issued in payment of the purchase price, based on the then fair market value of the shares.  On the termination date the Warrants will be automatically exercised on a cashless basis.  The Company is required to have its transfer agent issue stock certificates to the selling stockholders within three trading days of a Warrant exercise.

Beginning May 13, 2011, if (i) the Company’s common stock has been listed or quoted for trading on a Trading Market for the immediately preceding 90 consecutive trading days, (ii) no default notice has been received by the Company from any such Trading market during or with respect to such 90-day period, and (iii) the VWAP of the Company’s common stock is equal to or greater than three times the exercise price (subject to appropriate and equitable adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions) for 20 out of 30 of the immediately preceding trading days, the Warrants shall automatically be exercised on a cashless basis for shares of the Company’s common stock immediately prior to the closing of a transaction (1) approved by the Company’s board of directors, (2) paying to the selling stockholders the Forced Conversion Amount, and (3) under which the consideration received for each outstanding share of the Company’s common stock is the same, whereby (A) the Company effects any merger or consolidation of the Company with or into another person, (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of the Company’s common stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Company’s common stock or any compulsory share exchange pursuant to which the Company’s common stock is effectively converted into or exchanged for other securities, cash or property.  Notwithstanding the foregoing, each Warrant prohibits (until such time as the shares issuable under the Convertible Note and the Warrant, along with shares of the Company’s common stock held by the selling stockholder, constitute 4.9% or less of the Company’s outstanding common stock, or the selling stockholder elects to remove such restriction) the selling stockholder from exercising the Warrant if after such exercise the selling stockholder would own more than 4.9% of the Company’s outstanding common stock.

Securities and Exchange Commission July 30, 2010 Page 30

The exercise price set forth in the Warrants is fixed, however, the Warrants include customary anti-dilution provisions.  If the Company issues or sells, or is deemed to have issued or sold, any shares of its common stock (other than certain excluded issuances) for a consideration per share less than the per share exercise price in effect immediately prior to such issuance or sale, then concurrently with such issuance or sale the per share exercise price then in effect shall be reduced as follows: (i) with respect to the first $400,000 of gross proceeds received by the Company in such issuance, the exercise price then in effect shall be reduced to a price determined by multiplying such exercise price by a fraction, (x) the numerator of which shall be (A) the number of shares of the Company’s common stock and Common Stock Equivalents issued and outstanding immediately prior to such issue or sale, plus (B) the number of shares of the Company’s common stock which the aggregate consideration received by the Company in such issuance for the total number of additional shares of the Company’s common stock or Common Stock Equivalents so issued would purchase at such exercise price, and (y) the denominator of which shall be the number of shares of the Company’s common stock and Common Stock Equivalents issued and outstanding immediately prior to such issue plus the total number of additional shares of the Company’s common stock or Common Stock Equivalents so issued; and (ii) after the first $400,000 of gross proceeds received by the Company in such issuance, the exercise price then in effect shall be reduced to the lowest issuance price per share of such newly issued or sold securities (but not less than $0.01).

The Company and the selling stockholders are also parties to a Registration Rights Agreement pursuant to which, among other things, the Company agreed to provide registration rights with respect to the shares of common stock underlying the Convertible Notes and Warrants under the Act and applicable state securities laws.  The Registration Rights Agreement provides that the Company must register for resale 130% of the sum of (i) the aggregate number of shares of the Company’s common stock issued or issuable upon conversion of the Convertible Notes as of the trading day immediately preceding the date the registration statement is initially filed with the Commission and (ii) the aggregate number of shares of the Company’s common stock issued or issuable upon exercise of the related Warrants as of the trading day immediately preceding the date the registration statement is initially filed with the Commission, or such other amount as may be required by the Staff pursuant to Rule 415.

Securities and Exchange Commission July 30, 2010 Page 31

The Registration Rights Agreement also provides that if (i) the Company did not file the Registration Statement on or before July 12, 2010, (ii) the Registration Statement is not declared effective on or prior to October 10, 2010, or (iii) after its effective date, the Registration Statement ceases to remain continuously effective and available to the Investors at any time prior to the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement, subject to certain grace periods, then the Company must pay the selling stockholders, as a result of any of the foregoing events and for each month thereafter that such event continues, an amount in cash as partial relief for damages equal to $15,000.

Under the Registration Rights Agreement, the Company is also required to indemnify the selling stockholders and their affiliates against any losses, claims or damages incurred in investigating, preparing or defending any action, claim or proceeding, whether pending or threatened, to which any of them may become subject insofar as such claims arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a registration statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which registrable securities are offered, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such registration statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the Commission) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of federal securities laws, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the registrable securities pursuant to a registration statement or (iv) any violation of the Registration Rights Agreement.  The Company is also required to file with the Commission in a timely manner all reports and other documents required under federal securities laws so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 under the Act.

Securities and Exchange Commission July 30, 2010 Page 32

Each selling stockholder agrees to indemnify the Company and its affiliates against any losses, claims or damages incurred in investigating, preparing or defending any action, claim or proceeding, whether pending or threatened, to which any of them may become subject insofar as such claims arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a registration statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which registrable securities are offered, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such registration statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the Commission) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of federal securities laws, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the registrable securities pursuant to a registration statement or (iv) any violation of the Registration Rights Agreement; but only to the extent, that such violation occurs in reliance upon and in conformity with written information furnished to the Company by such selling stockholder expressly for use in connection with the Registration Statement.

The Company and the selling stockholders are also parties to a Security Agreement and an Intellectual Property Security Agreement, pursuant to which all of the Company’s obligations under the Convertible Notes are secured by first priority security interests in all of the Company’s assets and the assets of AtheroNova Operations, Inc., the Company’s wholly-owned subsidiary, including intellectual property.  Upon an event of default under the Convertible Notes or such agreements, including the failure of any representation or warranty in the Security Agreement to be true in any material respect when made, the Company’s failure to observe or perform its obligations under the Security Agreement for 5 business days after delivery of notice of such failure or if any material provision of the Security Agreement shall be declared invalid or unenforceable, the selling stockholders have the right to foreclose on any of such assets or exercise other rights available to a secured creditor under California and Delaware law.

The Company intends to include the disclosure above in a revised discussion in the section captioned Corporate History in the Description of Business included in the First Amendment.

Securities and Exchange Commission July 30, 2010 Page 33

In addition, the Company hereby confirms that the following agreements, which constitute all currently effective agreements between and/or among the Company and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), were incorporated by reference into the Registration Statement:

1.             Securities Purchase Agreement

2.             Form of Senior Secured Convertible Note

3.             Form of Warrant

4.             Registration Rights Agreement

5.             Security Agreement

6.             IP Security Agreement

The Method by which the Number of Registered Shares was Determined

11.      Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of share registered in the fee table is consistent with the shares listed in the “Principal and Selling Stockholders” section of the prospectus.

The Company acknowledges the Staff’s comment.  In accordance with the terms of the Registration Rights Agreement the Company was required to register the resale of 130% of the sum of (i) the aggregate number of shares of the Company’s common stock issued or issuable upon conversion of the Convertible Notes as of the trading day immediately preceding the date the Registration Statement was filed with the Commission, and (ii) the aggregate number of shares of the Company’s common stock issued or issuable upon exercise of the Warrants as of the trading day immediately preceding the date the Registration Statement was filed with the Commission.  To comply with the requirements of the Commission for resale registration statements filed under Rule 415(a)(1)(i), the selling stockholders agreed to require the Company to register for resale the Issued Shares and shares of the Company’s common stock issuable upon conversion of the Convertible Notes as of the trading day immediately preceding the date the Registration Statement was filed with the Commission.  The conversion price for the Convertible Notes on the trading day immediately preceding the date the Registration Statement was filed with the Commission was approximately $0.39.

Securities and Exchange Commission July 30, 2010 Page 34

The Company hereby confirms that the number of shares registered in the fee table is consistent with the shares listed in the “Principal and Selling Stockholders” section of the prospectus.  The fee table states that the Company is registering 486,722 shares of its common stock and 3,817,596 shares of its common stock issuable upon conversion of the Convertible Notes for a total of 4,304,318 shares of the Company’s common stock.  The selling stockholder table states that the selling stockholders are offering an aggregate of 4,304,318 shares of the Company’s common stock for resale.

Signatures

12.      We note the filing does not include the signature of your controller or principal accounting officer.  Please include this signature in an amended Form S-1.  See Instructions I to the Signatures section of Form S-1.

The Company notes the Staff’s comment.  The Company will add to Mark Selawski’s title a caption indicating that he serves as the Company’s principal accounting officer.

*   *   *   *   *

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4503, or Louis Wharton, at (818) 444-4509.

Sincerely,

/s/ Gregory Akselrud
Greg Akselrud

cc:           Mark Selawski